BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

March 9, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Mr. Michael Seaman, Attorney-Advisor

Re:	Ministry Partners Investment Company, LLC Form S-1 Filed December 23, 2009 File No. 333-163970

Ladies and Gentlemen:

This letter is in response to the Staff’s letter of January 19, 2010 and is intended to accompany Registrant’s pre-effective amendment on Form S-1/A to the subject registration statement which was filed on the date of this letter.  The responses below are presented in the same order as the Staff’s comments in that letter.  The references below are to the Form S-1/A.

Registration Statement on Form S-1

General

1.           Please file all missing exhibits with your next amendment.

The Form S-1/A includes Exhibit 5.1, the Opinion of Rushall & McGeever, APC, and Exhibit 23.5, the Consent of Hutchinson & Bloodgood.

2.	In your next amendment, please include compensation information for the fiscal year ended December 31, 2009. See Regulation S-K Compliance and Disclosure Interpretation 217.11.

The Form S-1/A sets forth executive compensation information for the year ended December 31, 2009, as required by Regulation S-K and the Commission’s Disclosure Interpretation No. 217.11.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:  Mr. Michael Seaman, Attorney-Advisor
March 9, 2010

Prospectus Cover Page

3.
Please advise us how a purchaser knows what specific interest rate he or she will be receiving if that person was to purchase a note.  Please insure that whatever the specific rate will be, that rate is clear and understandable to the investor when the investment is made.

Registrant’s prospectus contains the information necessary for each offering to determine the interest rate for the specific note purchased.  This is because the interest rate paid on a Note is determined by adding the stated Spread for the respective Series and Category of Note to the Index for that Note then in effect.  The Spreads and Index for respective notes are set forth in the Summary and repeated in the body of the prospectus.  The prospectus also states the source of the current Index rate and how it can be obtained by prospective purchasers.

As a convenience to prospective investors, the Company posts on its website a statement of the interest rates currently in effect based on the current Index rate and Spread for each Category and Series of Note offered.  The Company also provides a written copy of this Statement to prospective investors.  Again, the figures set forth on the rate sheet can be determined at any time independently by a prospective investor, as stated in the prospectus.

Frequently Asked Questions About the Notes, page 1

4.
Reference is made to the question on page 3, “Can I require you to cash in my Note before it is due?”  At the end of the answer, state that you are not required to honor the request and direct the reader to study the next question and answer.

The FAQ section of the prospectus, at page 3 regarding the investor’s right to require a prepayment of his or her note, has been revised to affirmatively state that Registrant is not required to honor any investor request for prepayment.  This answer also directs the reader to study the following question and answer for further explanation.

Prospectus Summary, page 8

5.
We note that in April 2008 you registered $80 million of Class A Notes and that $36.5 million of those notes were outstanding at December 31, 2008.  In the summary, please provide updated information regarding the amount of Class A Notes that are outstanding and explain why you are conducting this offering when you appear to have the ability to issue several hundred million in debt pursuant to other effective registration statements.

The Company has to date issued more than $76 million of the notes under its current registration statement, which was effective April, 2008.  Also, the current registration statement expires in April, 2010.  Thus, Registrant is seeking to register an additional $100 million of notes with the current registration statement in order to continue the offering after the current $80 million of notes is sold or the current registration expires, whichever first occurs.  To the extent the subject registration statement becomes effective before that date, Registrant will file an amendment to the current registration statement to withdraw any registered but unsold securities.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:  Mr. Michael Seaman, Attorney-Advisor
March 9, 2010

Registrant’s indenture for its Class A Notes covers a total of $200 million of notes, of which $80 million is currently registered.  The reason the sale of all of the notes to date is not reflected in the notes outstanding is that some of the notes have expired by their terms.  Thus, the notes outstanding show only notes that were sold and have not matured.

We have added disclosure at page 8 to disclose this explanation.

6.
Reference is made to the subsection “The Flex Series Notes” on page 9.  In the first paragraph, note whether or not the prepay option is cumulative.  For example, if a holder after 3 years makes his or her first request for prepayment, would the company pay 10% or 30%?

The prospectus has been amended to expressly state under the “Flex Series Notes” on page 9, first paragraph, that the prepayment option is not cumulative.

7.	Reference is made to “Our Other Debt Securities” on page 11. Please advise us whether or not the $8.7 million of other debt is senior to the notes.

Registrant advises the Commission that the $8.7 million of other debt referenced under “Our Other Debt Securities” on page 11 is not secured or senior to the Class A Notes.

Risk Factors, page 12

8.
Please include a risk factor regarding your intent to issue up to $200 million of secured notes in 2010 and 2011.  Also note this in the summary section and in the last question on page 3 in the FAQ, amend the response to note your plans to issue what are in effect senior securities.

Registrant has added risk factors under “Risks Related to the Notes” at page 12 of the prospectus regarding Registrant’s plan to issue up to $200 million of its secured notes.  Specifically, risk factors have been added regarding:

(i)	the possible resignation of the Trustee in the event we default under the Notes; and

(ii)	our collateralization of the Secured Notes with mortgage loans having an unpaid principal balance of more than 102% of the outstanding balance of the secured notes.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:  Mr. Michael Seaman, Attorney-Advisor
March 9, 2010

These risk factors are repeated below.

“TO THE EXTENT WE SELL OUR SECURED NOTES, THEY WILL BE SENIOR TO THE NOTES WITH RESPECT TO THE MORTGAGE LOANS WE PLEDGE TO SECURE THEM. We propose to offer for sale up to $200 million of our Secured Notes over the next two years, subject to our registration of these notes under federal and applicable state securities laws. Our Secured Notes will be secured by our Mortgage Loans having an unpaid principal balance equal to 102% percent of the face amount of the Secured Notes sold. As our secured creditors, the holders of our Secured Notes will have prior right to payment over our Class A Notes and other debt securities from the Mortgage Loans we pledge to secure their payment. Accordingly, the amount of our assets available for payment of the Class A Notes and our other unsecured indebtedness will be reduced to the extent we pledge Mortgage Loans to secure payment of the Secured Notes. Also, to the extent the amount of collateral for the Secured Notes exceeds the face amount of the Secured Notes, the amount of our assets available for payment of the Class A Notes and our other unsecured indebtedness will be disproportionately reduced.

THE TRUSTEE MAY RESIGN IN THE EVENT WE ARE IN DEFAULT OF THE NOTES. U.S. Bank, Trustee under the Indenture for the Class A Notes, will also serve as trustee under the indenture for the Secured Notes. In the event we default under either the Notes or the Secured Notes, we will, by definition under the respective indenture, be in default of both the Notes and the Secured Notes. Our default would result in a conflict of interest for the Trustee because of its service as trustee under both indentures. In such event, U.S. Bank National Association may resign as Trustee under the Indenture, thereby requiring the appointment of a successor trustee in accordance with the Indenture. In such event, delays may result in the appointment of a successor trustee, which may, in turn, delay the noteholders’ abilities to pursue one or more remedies as a result of our default.”

Registrant has also revised the last question on page 3 of the FAQ, amending the response to describe Registrant’s plans to issue these secured notes and the fact that they will be senior to the assets pledged to secure their payment.  We also disclose that the secured notes recovery of any deficiency remaining after the exhaustion of the security pledged to their payment is expressly subordinated to the payment of the Class A Notes.

9.	On page 20, in the first risk factor on that page, please note the percentage of your loan portfolio that is secured by loans on properties in California.

The risk factor on page 20 of the prospectus has been revised to delete this reference. The percentage of Registrant’s loan portfolio which is secured by properties located in California is now set forth under "Our Mortgage Loan Investments - Diversification of Our Mortgage Loan Portfolio" at page 39.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:  Mr. Michael Seaman, Attorney-Advisor
March 9, 2010

Our Mortgage Loan Investments, page 37

10.
Please provide a description of your loans that extends well beyond the description contained in this section and in the notes to your financial statements.  Among other things, include detailed and quantified information regarding terms, maturities, delinquencies and other risk elements.  See Industry Guide 3 of examples of the type of information you may consider providing.

Registrant has added the subsection entitled “Our Loan Investment Portfolio” commencing at page 38 of the prospectus to quantify information regarding terms, diversity, maturities, performance, delinquencies and other risk elements as Registrant deems appropriate in light of the disclosure required by bank holding companies under Industry Guide 3.  Registrant notes that much of this information is provided in notes to the Financial Statements and in the MD&A section of the prospectus.

Delinquency Management and Collection, page 41

11.	Contrast the September 30, 2009 delinquency information with that at December 31, 2008 and, in addition, provide the information in dollar amounts.

Registrant has revised the discussion under the “Delinquency Management and Collection” subheading, commencing at page 41, to contrast the September 30, 2009 delinquency information with that of December 31, 2008 and, in addition, has provided the information in dollar amounts as well as percentages.

Nine Months Ended September 30, 2009, page 57

12.
In this section or in response to our comments under “Our Mortgage Loan Investments,” on page 37 discuss the reasons why your loan receivables have decreased by $82 million between December 31, 2008 and September 30, 2009.

Registrant has revised the discussion under “Our Mortgage Loan Investments - Our Mortgage Loan Portfolio” at page 38 to discuss reasons why Registrant’s loan receivables decreased by $82 million between December 31, 2008 and September 30, 2009.  The main reason for this decrease was the Company’s sale of mortgage loan receivables to repay and retire the approximately $85 million balance of its BMO Credit Facility, as described at page 37 of the prospectus.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:  Mr. Michael Seaman, Attorney-Advisor
March 9, 2010

Plan of Distribution, page 76

13.
We note that you are offering the notes directly by certain of your officers and managers and that you plan to pay certain employees participating in the sale of the notes compensation based on the amount of the notes that they place.  Please provide us with more information regarding the employee compensation arrangement and the employees themselves.  For example, tell us how many employees may be compensated in this matter, when those employees were hired and what their job descriptions are.

Currently, Registrant offers the notes in six states, California, Colorado, Florida, Georgia, Nevada and Oregon.  Registrant markets its notes only to churches, ministries and related organizations and members of those groups.  Registrant’s marketing efforts are devoted to presenting the prospectuses at church and ministry meetings and conferences.  With rare exception, Registrant’s sales of the Notes originate from referrals and persons who first contact Registrant.  Registrant does not market the Notes through blind solicitors or cold calls.

Registrant employs three persons who participate in sales of the Notes, Registrant’s President, Mr. Bill Dodson, and two other employees.  A fourth employee performs only non-sales related clerical and administrative duties in support of sales and investor relations.  The titles of these two employees are respectively, Director of Investor Relations and Relationship Development Officer.  A description of Mr. Dodson’s duties and compensation is set forth in the prospectus.  A description of the duties and compensation of the employees is set forth below.

Title: Director of Investor Relations
●	Hired October 2009
●	Prior Employment: Previously employed as a registered representative with Strongtower Financial. Held Series 7, 24, & 66 licenses.
●
Summary Job Description:  Directs the Company’s efforts to develop individual and institutional investor relationships.  Leads the Investor Relations Team to proactively cultivate and develop healthy and productive business relationships with investors and investment intermediaries, promote distribution of Ministry Partners investment products, and grow the Company’s working capital base.  Supervises personnel involved in marketing and investor services efforts.

●	Compensation:
–	Base salary of $90K/yr. plus Bonus under a bonus plan of up to a maximum of $46K/yr.
–	Under the bonus plan, a bonus is awarded based on the following:
o	Net new investment capital raised (total company) = 60%
o	Number of new investor relationships = 10%
o	Execution of successful marketing campaigns = 10%
o	Company earnings = 5%
o	Reduction of Volatile Dependency Ratio = 5%
o	Increase investor note renewal rate = 10%

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:  Mr. Michael Seaman, Attorney-Advisor
March 9, 2010

Title: Relationship Development Officer
●	Hired January 2008
●	Prior Employment: Previously employed as a registered investment advisor representative with Evangelical Christian Investment Management. Held Series 7, 63, & 65 licenses.
●
Summary Job Description:  Proactively cultivates and develops healthy and productive business relationships with investors and investment intermediaries to promote distribution of Ministry Partners investment products and grow the Company’s working capital base.

●	Compensation:
–	Base salary of $80K/yr. plus Bonus under a bonus plan of up to a maximum of $35K/yr.
–	Under the bonus plan, a bonus is awarded based on the following:
o	Net new investment capital raised (total company) = 60%
o	Number of new investor relationships = 10%
o	Execution of successful marketing campaigns = 10%
o	Company earnings = 5%
o	Reduction of Volatile Dependency Ratio = 5%
o	Increase investor note renewal rate = 10%

Registrant asserts that none of these three individuals should be deemed a broker within the meaning of Section 3(a)(4)(A) of the Securities and Exchange Act of 1934 (the “1934 Act”).  Registrant’s assertion is based on the following:

1.      Compliance with 3(a)(4)(A).  Each of these persons meets the requirements of the safe harbor exemption for an issuer’s associated person under 1934 Act Rule 3a4-1.

●	Each person satisfies Rule 3a4-1(a)-1 as he is not subject to a “statutory disqualification” as defined in 1934 Act Section 3(a)(39); and

●	None of these three persons is paid compensation based either directly or indirectly on the sales of Notes the person makes as required by Rule 3a4-1(a)-2; and

●	None of these three persons is an associated person of a broker or dealer as required by Rule 3a4-1(a)-3; and

●	Each person substantially meets the requirements of Rule 3a4-1(a)4(ii) in that:

−
The person’s services involve preparing and/or delivering written communications (which are first approved by an officer of Registrant) through the mails or by other means that does not involve oral solicitation of potential purchasers; and/or

−
The person’s services involve responding to inquiries from potential purchasers in a communication initialized by the potential purchaser where such responses are limited to the information contained in the subject registration statement; and/or

−	The person’s services involve performing ministerial and clerical work involved in effecting the sale transaction.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:  Mr. Michael Seaman, Attorney-Advisor
March 9, 2010

2.      Registrant also asserts that none of these three associated persons by reason of their activities and services on behalf of Registrant are brokers under the 1934 Act without reliance on Rule 3a4-1.

Registrant notes that each of these three persons provides substantial service to Registrant which do not involves the sale of the Notes.  Registrant also notes that none of these persons is paid a salary or bonus based on a percentage of the amount of the notes the person places for Registrant.  Each is paid a regular salary and is awarded a bonus as part of his employment package.

Registrant acknowledges that:

●	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after your review of this letter and the Form S-1/A, you have any additional questions or comments, please contact the undersigned at your convenience.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak
cc:	Billy M. Dodson, President Ministry Partners Investment Company, LLC